EXHIBIT 21

COCA-COLA ENTERPRISES, INC.

SIGNIFICANT SUBSIDIARIES

AS OF DECEMBER 31, 2010

FOREIGN ENTITIES	JURISDICTION	OWNERSHIP

Coca-Cola Enterprises Belgium BVBA	Belguim	Bottling Holdings (Netherlands) BV

Coca-Cola Entreprise SAS	France	Bottling Holding France

Amalgamated Beverages Great Britain Limited (“ABGB”)	Great Britain	CCE GB

Bottling Great Britain Limited (“BGB”)	Great Britain	CCE LUX

Coca-Cola Enterprises Great Britain Limited (“CCE GB”)	Great Britain	BGB

Coca-Cola Enterprises Limited	Great Britain	ABGB

Bottling Holdings Investment (Luxembourg) SARL (“BHIL”)	Luxembourg	CCEHL

Bottling Holdings (Luxembourg) SARL (“BHL”)	Luxembourg	BHIL

CCE Holdings (Luxembourg) Commandite (“CCEHL”)	Luxembourg	CCE

Coca-Cola Enterprises Luxembourg SARL (“CCE LUX”)	Luxembourg	BHL

DOMESTIC ENTITIES	COUNTRY

Coca-Cola Enterprises, Inc (“CCE”)	Delaware	N/A

BHI Finance LLC	Delaware	CCE